SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 2) 1

United American Healthcare Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90934C105
(CUSIP Number)

Strategic Turnaround Equity Partners, L.P. (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212) 247-1339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

________________
1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, L.P. (Cayman) 98-0498777
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 497,508
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 497,508
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,508 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.72% (1)
14		TYPE OF REPORTING PERSO PN

(1)
On the basis of 8,690,666 shares of Common Stock reported by the Company to be issued and outstanding as of December 31, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2008.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management, LLC 90-0000838
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 497,508
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 497,508
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,508 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.72% (1)
14		TYPE OF REPORTING PERSON OO

(1)
On the basis of 8,690,666 shares of Common Stock reported by the Company to be issued and outstanding as of December 31, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2008.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 5,400 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 497,508
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,400 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 497,508
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,908 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.79% (2)
14		TYPE OF REPORTING PERSON IN

(1)	This includes 1,050 shares of Common Stock held by FBR, Inc., an entity which Mr. Herman has full investment and voting discretion.

(2)
On the basis of 8,690,666 shares of Common Stock reported by the Company to be issued and outstanding as of December 31, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2008.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 86,409(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 497,508
EACH REPORTING	9	SOLE DISPOSITIVE POWER 86,409 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 497,508
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,917 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.72% (2)
14		TYPE OF REPORTING PERSON IN

(1)
This includes 25 shares of Common Stock owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 12,430 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains full investment and voting discretion, and 48,854 shares of Common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains full investment and voting discretion.

(2)
On the basis of 8,690,666 shares of Common Stock reported by the Company to be issued and outstanding as of December 31, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2008.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the “Common Stock”) of United American Healthcare Corporation, a Michigan corporation, (the “Company”). The principal executive offices of the Company are located at 300 River Place, Ste 4950, Detriot, MI 48207.

Item 2.	Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the “Reporting Persons”).

Strategic Turnaround Equity Partners, L.P. (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and is a holder of approximately 20% of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman)

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, L.P. (Cayman)	Cayman Islands limited partnership
General Partner - Galloway Capital Management LLC

Galloway Capital Management LLC	Delaware limited liability company
Managing Member - Gary L. Herman
Managing Member - Bruce Galloway

Bruce Galloway	Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member of the general partner and holder of approximately 20% of the membership interests- Strategic Turnaround Equity Partners, L.P. (Cayman)

Gary L. Herman	Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member of general partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Strategic Turnaround Equity Partners, L.P. (Cayman), 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons that were recently purchased were purchased with working capital of Strategic Turnaround Equity Partners, L.P (Cayman) and the personal investment capital of Mr. Herman.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. (Cayman) purchased, sold or acquired Common Stock:

Date	Number of Shares Purchased	Number of Shares Sold	Price Per Share
4/8/08		5,200	2.9663
4/9/08		3,200	2.9875
4/15/08		1,000	2.9900
4/22/08	100		2.2500

On each of the following dates and at the following prices per share, Bruce Galloway and his affiliates made purchases and sells of Common Stock on the open market with his personal funds:

Date	Number of Shares Purchased	Number of Shares Sold	Price Per Share
4/2/08	1,000		2.885
4/23/08	25,100		1.3910

On each of the following dates, transfers were made by limited partners to Strategic Turnaround Equity Partners, L.P. (Cayman) for limited partnership interests:

Date	Number of Shares Transferred	Price Per Share
4/7/2008	63,702	2.9800

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the op market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, The Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Strategic Turnaround Equity Partners, L.P. (Cayman) is deemed to be the direct beneficial owner of 497,508 shares of Common Stock, which represents approximately 5.72% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2008. Strategic Turnaround Equity Partners, L.P. (Cayman) has shared voting and disposition power with respect to all of such shares.

Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 497,508 shares of Common Stock which represents approximately 5.72% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2008. Galloway Capital Management LLC has shared voting and disposition power with respect to all fo such shares.

Bruce Galloway is deemed to be the beneficial owner of 583,917 shares of Common Stock which represents approximately 6.72% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2008. Bruce Galloway is deemed to be the indirect beneficial owner of 497,508 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, L.P. (Cayman), which he has shared voting and disposition power. Bruce Galloway has shared voting and disposition power with respect to such shares. In addition, Bruce Galloway has sole voting and disposition power with respect to 86,409 shares of Common Stock. Of the total 86,409 shares of common stock directly reported by Mr. Galloway, 25 shares of Common Stock are owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, and 12,430 shares of Common Stock are held by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a member ("RexonGalloway") and for which Mr. Galloway retains full investment and voting discretion, and 48,854 shares of Common Stock held by Jacombs Investments, Inc. for which Mr. Galloway retains full investment and voting discretion.

Gary Herman is deemed to be the beneficial owner of 502,908 shares of Common Stock which represents approximately 5.79% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2008. Gary Herman is deemed to be the indirect beneficial owner of 497,508 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, L.P. (Cayman), which he has shared voting and disposition power. Gary Herman has shared voting and disposition power with respect to such shares. In addition, Gary Herman has sole voting and disposition power with respect to 5,400 shares of Common Stock. Of the total of 5,400 shares of common stock directly reported by Mr. Herman, 4,350 shares are directly beneficially owned by Mr. Herman and 1,050 are held by FBR, Inc. .all of which Mr. Herman has investment and voting discretion.

Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company’s equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

Except for the joint filing agreement attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter to the Company

Exhibit B: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, L.P. (Cayman)

April 30, 2008	By: /s/ Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

April 30, 2008	By:/s/ Bruce Galloway
Name: Bruce Galloway
Title: Managing Member

Gary L. Herman

April 30, 2008	/s/ Gary L. Herman

Bruce Galloway

/s/ Bruce Galloway
April 30, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, NY 10019

April 29, 2008

By Overnight Mail, Email
& Facsimile

William Brooks, Chairman
United American Healthcare Corporation
300 River Place, Suite 4950
Detroit, MI 48207

Dear Mr. Brooks:

As you are aware, Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates (“STEP”), are significant shareholders of United American Healthcare Corporation ("United American" or the "Company"), and have been for the past several years.

While we have been supportive of your efforts and progress in growing the business over the past few years, this has not translated into an improved share price of the Company’s stock.

Needless to say, we were quite disappointed to hear that the Company was unsuccessful in obtaining new contracts for the East Grand and West Grand regions of Tennessee, considering the Company has provided Medicaid services in the West Grand Region for more than 14 years. Furthermore, we were disturbed to read that the Company is going to wait over 2 weeks to discuss the implications of this material event as well as providing shareholders with a strategic game plan on how management intends on moving forward, growing the business, and most importantly, increasing shareholder value. We strongly urge you to convene a conference call immediately to provide the shareholders with management’s thoughts and plans, and explain to shareholders that the Company still has a profitable ongoing business, as well as over $24 million of cash and equivalents on its balance sheet.

We strongly urge the Board of Directors to direct their efforts to explore various strategic alternatives for the Company to increase shareholder value and reach out to its large shareholders, including ourselves for advice and guidance. We are more than willing and available to discuss our thoughts with you and your management team at your earliest convenience. We can be reached at 212-247-1339

Very truly yours,

Strategic Turnaround Equity Partners, LP (Cayman) By: Galloway Capital Management, LLC

By:
Name: Bruce Galloway
Title: Managing Member

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock of. Strategic Turnaround Equity Partners, L.P. (Cayman). It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Strategic Turnaround Equity Partners, L.P. (Cayman)

By: /s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management, LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

By: /s/ Bruce Galloway
Title: Managing Member of Galloway Capital Management, LLC.